BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

February 8, 2021

BNY Mellon Investment Funds III

- BNY Mellon International Bond Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation

To Whom it May Concern:

Effective March 1,2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Bond Fund (the "Fund"), a series of BNY Mellon Investment Funds III (the "Trust"), as follows:

Until March 1, 2023, BNYM Investment Adviser, will waive receipt of its fees and/or assume the direct expenses of the Class A shares of the fund so that the direct expenses of Class A shares (excluding shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .77%. On or after March 1, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

         Secretary

Accepted and Agreed To:

BNY MELLON INVESMTMENT FUNDS iii,

On Behalf of BNY Mellon International Bond Fund

By: /s/ James Windels

        James Windels

        Treasurer